UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes in Registrant’s Certifying Accountant

On July 20, 2021, the Board of Directors of Mereo BioPharma Group plc (the “Company”), following the recommendation of the Audit and Risk Committee of the Company’s Board of Directors, appointed BDO LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2021, effective immediately replacing Ernst & Young LLP.

The reports of Ernst & Young LLP on the Company’s consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles, except as follows:

“As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2019 due to the adoption of IFRS 16 (Leases).”

Those reports have not been withdrawn or modified.

For the years ended December 31, 2020 and 2019 and through July 20, 2021, there were no (a) disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Ernst & Young LLP to make reference to the subject matter thereof in connection with its reports for such years; or (b) reportable events that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with the Company’s annual report on Form 20-F, except that, in connection with the preparation of the Company’s unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2020, management identified a material weakness in its internal controls as described in Item 15(b) of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. This material weakness was remediated as of December 31, 2020.

During the fiscal years ended December 31, 2020 and 2019 and the subsequent period through July 20, 2021, we did not consult with BDO LLP regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered by BDO LLP on our consolidated financial statements. Further, BDO LLP did not provide any written or oral advice as to any such accounting, auditing or financial reporting matter or any matter being the subject of disagreement or defined as a reportable event or any other matter as defined in Item 16F(a)(1)(v) of Form 20-F.

The Company provided Ernst & Young LLP with a copy of the disclosures it is making in this Current Report on Form 6-K and requested from Ernst & Young LLP a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Ernst & Young LLP’s letter dated July 20, 2021 is attached hereto as Exhibit 16.1.

Exhibit Index

Exhibits

16.1	Letter of Ernst & Young LLP, dated July 20, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2021

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel